Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated September 21, 2016

Relating to Preliminary Prospectus dated September 13, 2016

Registration No. 333-211714

This free writing prospectus relates only to, and should be read together with, the preliminary prospectus dated September 13, 2016 (the “Preliminary Prospectus”) that was included in Amendment No. 4 to the Registration Statement on Form F-1 (File No. 333-211714) (the “Registration Statement”) relating to the initial public offering of common shares of AC Immune SA (the “Company”), as supplemented and updated by the Company’s free writing prospectus dated September 16, 2016 relating to the Preliminary Prospectus (the “First Issuer Free Writing Prospectus”).

On September 21, 2016, the Company filed Amendment No. 6 to the Registration Statement, which may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1651625/000119312516715981/d16439df1a.htm. Amendment No. 6 was filed to reflect an increase in the offering size to 6,000,000 of the Company’s common shares, instead of the offering size of 4,545,456 common shares as previously disclosed in the Registration Statement and the First Issuer Free Writing Prospectus.

The updates set forth in Amendment No. 6 to the Registration Statement include those set forth below in this free writing prospectus. However, this free writing prospectus is only a summary of the changes included in Amendment No. 6 to the Registration Statement and should be read together with (i) the Preliminary Prospectus included in the Registration Statement, including the section captioned “Risk Factors” beginning on page 12 of the Preliminary Prospectus, and (ii) the First Issuer Free Writing Prospectus. Capitalized and other terms used but not defined herein have the meanings set forth in the Preliminary Prospectus and the First Issuer Free Writing Prospectus.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, Eleven Madison Avenue, New York, NY 10010, or by calling toll-free (800) 221-1037 or emailing a request to newyork.prospectus@credit-suisse.com, Jefferies LLC, Attention: Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or by calling toll-free 877-821-7388, or by emailing a request to prospectus_department@jefferies.com, or from Leerink Partners LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA, 02110, or by phone at 1-800-808-7525, ext. 6142, or by email at Syndicate@leerink.com.

The following information updates and supersedes the information contained in the Preliminary Prospectus, as supplemented and updated by the First Issuer Free Writing Prospectus, to the extent that such information is affected by the increase in the offering size described herein.

Updates to “Prospectus Summary—The Offering”

The tabular disclosure set forth in the section of the Preliminary Prospectus captioned “Prospectus Summary—The Offering” has been revised as follows:

Common shares offered by us	6,000,000 shares.

Common shares to be outstanding immediately after this offering	55,396,042 shares.

Over-allotment option	We have granted the underwriters the option to purchase up to an additional 900,000 common shares from us within 30 days of the date of this prospectus to cover over-allotments, if any.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $63.4 million, assuming an initial public offering price of $12.00 per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering together with cash and cash equivalents on hand (including the Anti-Tau Antibody Phase 1 Milestone Payment) to further the development of our therapeutic product candidates under collaboration agreements (ACI-35 and anti-tau antibodies), advance our other clinical and pre-clinical programs, and for research and development of other indications and initiatives that are complementary to our existing and planned research activities. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Updates to “Capitalization”

The tabular disclosure set forth in the section of the Preliminary Prospectus captioned “Capitalization” has been revised as follows:

	As at June 30, 2016
	Actual	As Adjusted	As Further Adjusted(1)
	(in CHF thousands) (unaudited)
Cash and cash equivalents	82,377	96,377	160,872

Stockholders’ equity
Common shares nominal value CHF 0.02 per share, 10,814,500 shares issued and outstanding, actual; 65,443,542 shares authorized, 49,396,042 shares issued and outstanding, as adjusted; and 65,443,542 shares authorized, 53,396,042 shares issued and outstanding, as further adjusted	216	988	1,108
Preferred shares nominal value CHF 0.02 per share, 38,577,042 authorized preferred shares; 38,577,042 preferred shares issued and outstanding, actual; no shares authorized or issued and outstanding, as adjusted or as further adjusted	772	—	—
Share premium	123,379	123,380	185,192
Accumulated (deficit)	(33,825)	(33,825)	(33,825)

Total stockholders’ (deficit) equity	90,542	90,542	152,475

Total capitalization	90,542	90,542	152,475

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would increase (decrease) each of as further adjusted cash and cash equivalents, additional paid-in capital, total capitalization and shareholders’ equity by $5.6 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 in the number of shares offered by us would increase (decrease) as further adjusted cash and cash equivalents, additional paid-in capital, total shareholders’ equity and capitalization by $11.2 million, assuming an initial public offering price of $12.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us.

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